Origin Energy

RECEIVED
2006 APR -6 A 11:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 April 2006

06012286

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir/Madam

ISSUER: ORIGIN ENERGY LIMITED
FILE NO: 082-34934

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 3 March 2006 to 3 April 2006. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

PROCESSED
APR 06 2006
THOMSON FINANCIAL

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

OGLH001

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	3 March 2006
From	Bill Hundy	Pages	1
Subject	**DIVIDEND REINVESTMENT PLAN (DRP)**		

On 20 February 2006 Origin Energy announced an interim dividend of nine cents per share (fully franked) would be paid on 20 March 2006 to shareholders on record at 1 March 2006. It also announced that the DRP would be in operation for this dividend and DRP shares would be issued at the volume weighted average market price (VWAP) in the five days up to and including record date with no discount to apply.

This notification is to advise that the DRP VWAP is **$6.900030** per share.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	3 March 2006
From	Bill Hundy	Pages	3
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non-operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

3 March 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Operated Wells

Merriwee 1

Well type:	Oil Exploration (onshore)
Location:	Surat Basin, Queensland (PL 14) Approximately 7 kilometres north of the New Royal oil field. Latitude: 27° 02' 18.89" S Longitude: 148° 50' 46.42" E
Initial Interests:	Origin Energy CSG Limited 100%
Objective:	Primary target: Showgrounds Sandstone Secondary targets: basal Evergreen sandstone; intra Moolayember sandstone Proposed total depth: 1,551.3 metres
Progress and Status:	Commenced drilling on 17 February 2006 with the Century 7 drilling rig. Set 244 millimetre (9-5/8 inch) surface casing at 239 metres. Drilled 216 millimetre (8-1/2 inch) hole to total depth of 1,548 metres. Wireline logs have been run and four drill stem tests (DST) were conducted. DST 1 and DST 2 over the basal Evergreen sandstone were misruns due to mechanical problems. DST 3 was conducted over the basal Evergreen sandstone over the interval 1,461 metres to 1,480 metres. Gas was recorded to surface after 15 minutes into the main flow at rate too small to measure. The recovery consisted of 2 barrels of oil (45°API) and 1 barrel of muddy water. DST 4 was run over the interval 1,501 metres to 1,548 metres to test the Showgrounds Sandstone. There was no fluid to surface during the test and the recovery consisted of 20 barrels of formation water and 7 barrels of muddy water. The well will be cased and suspended with 140 millimetre (5-1/2 inch) production casing for further evaluation.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

At 08:00 EST the operations at the well were running into the hole to conduct a wiper trip prior to running 140 millimetre (5-1/2 inch) production casing. The rig will be moved to Newstead 10 in PL 27 to drill a gas injection well.

Progress for the week was 0 metres.

Non-Operated Wells

There are no significant non-operated wells to be reported.

For further information contact:

Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

082-34934

Origin energy

RECEIVED

2006 APR -5 A 11:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 March 2006
From	Bill Hundy	Pages	64
Subject	**PRESENTATION**		

Please find attached a copy of a presentation entitled "Creating Australasia's largest integrated energy company" that Grant King, Managing Director will be delivering to the Citigroup Australia and New Zealand Investment Conference in London this week.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

Creating Australasia's largest integrated energy company

Grant King — Managing Director, Origin Energy

March 2006

On 20 February 2006, Origin Energy of Australia and Contact Energy of New Zealand entered into a merger agreement

- To create a trans-Tasman integrated energy group with
  - Over 2.6 million customers
  - Interests in around 3,000 MW of gross installed generation
  - An extensive portfolio of oil & gas exploration and production assets
  - Over 2,200 PJe of proved and probable reserves together with a significant portfolio of gas contracts across Australia and New Zealand
  - Market capitalisation of over A$7 billion
  - 200,000 shareholders
- To be implemented by way of a dual-listed company (DLC) structure
- The economic interests of the DLC, once implemented, will be Origin shareholders 75.7%, Contact shareholders 24.3%

The merger is subject to regulatory, court and shareholder approval.

Origin energy

Origin Energy has a proven track record of delivering strong shareholder returns through organic growth and acquisitions……



Acquired Powercor (retail)
Origin and ANP named preferred developers for SEA Gas
Quarantine Power station developed (95MW)
Acquired 50% interest in SouthWest Cogen (WA)
Acquired major interests in Fairview and Durham CSG fields (QLD)
Acquired 50% interest in Worsley Cogen Plant
Acquired Mt Stuart power station
Acquired additional CSG interests in Qld
Acquired CitiPower (retail)
SEAGAS Pipeline comes on line
Otway Basin Project
BassGas Project
Acquired 50% interest in Kupe Gas field
Acquired Rockgas LPG business in NZ
Proposed construction of 1,000 MW gas fired power station in Qld and Vic
Acquired additional 5% of BassGas and 1% of Offshore Otway Basin
Completed Spring Gully CSG Project
Acquired additional coal seam interests in Queensland
Origin TSR: 289%
2001
2002
2003
2004
2005
2006
Consolidated energy retail businesses acquired in 2000
Delists from ASX
Acquired Taranaki Combined Cycle power station (357 MW) (NZ$500m)
Awarded first exploration permit
Confirmed supply agreements for gas reserves to end of decade
Origin becomes majority shareholder
Contact TSR: 182%

… while Contact Energy's integrated energy business model has also delivered strong returns for investors

Origin

(a) Share price performance from 1 January 2001 to 17 February 2006 (rebased to 100)
(b) TSR calculated from 1 January 2001 to 17 February 2006 and assumes reinvestment of all dividends
Source: Company announcements, IRESS

Origin acquired a 51.4% interest in Contact Energy in October 2004 and has been pleased with its investment……

- Strong financial and operational performance
- Greater scale and diversity added to Origin's cash flows
- Appropriate returns provided to shareholders at the price paid

….but it has become obvious that a full combination of the business would produce greater value for shareholders of both companies

Origin energy

Combining the business will create additional value in three main areas.....

- It eliminates conflicts at a strategic and operational level that arise under the current ownership structure;
- It provides the ability to manage its financial position on a unified basis;
- It provides the ability to better manage the strategic challenges that Contact Energy faces in a fuel scarce New Zealand and creates more opportunities for both companies to grow

......and enhances the ability of Origin and Contact to develop projects that benefit the entire Group

Origin considered alternative options for a combination of the two companies...

- cash takeover offer is not viable
  - *Tried but unsuccessful on previous occasions*
- a scrip offer is even less attractive
  - Contact shareholders would lose access to a primary listing on the NZX, would lose access to imputed dividends and have previously shown no desire to lose the opportunity to invest in a major national energy business

...and concluded that the best option is a merger that achieves:

- a common board and management team
- preserves the listings of each company on its existing exchange
- retains the benefits of an extensive shareholder base in each country
- aligns the interests of shareholders in both companies
- ensures that the group has improved financial capacity to fund growth

Origin energy

As the 51.4% stakeholder in Contact it was appropriate for Origin to find a way to combine the companies

A merger by way of a DLC provides:

- All the benefits of merging the organisations
- Preserves the listing of Contact on the NZX and Origin on the ASX and retains the involvement of over 200,000 shareholders in the group
- Aligns the interests of shareholders in Australia and New Zealand
- Allows the businesses to combine without increasing gearing providing the merged entity with financial flexibility to pursue growth

...a merger by way of a dual-listed company structure is the only viable option

Origin

Origin approached Contact with the proposal to merge by way of a dual-listed company structure...

- Contact established an Independent Directors Committee (IDC) consisting of Phil Pryke - Chairman, Tim Saunders, John Milne
- Advisors engaged to assess the proposal, detailed financial modeling undertaken to determine benefits for Contact shareholders
- First New Zealand Capital is preparing an independent appraisal for shareholders
- Regulatory, High Court and Contact minority shareholder approvals are required for the proposal to be implemented
- Explanatory Memorandum to shareholders to provide key detail

......and the IDC expects the proposal to unlock significant additional value and believes it is fair to Contact shareholders

Origin energy

A merged business will eliminate conflicts at a strategic and operational level.........

- **The merged business will pursue its strategy unfettered by conflicts of interest**
  - Aligns Origin and Contact's interests in pursuing growth opportunities in New Zealand by combining Contact's and Origin's New Zealand activities in a common ownership structure
  - Single shareholder base becomes indifferent to allocation of resources, capital and assets to either Australian or New Zealand opportunities
- **The merged business can more effectively prioritise and pursue operational synergies without the restraints of related party rules**
  - Exploration in NZ (portfolio effect)
  - Gas contracting between Origin and Contact
  - Retail integration
  - Potential for administrative and corporate function synergies

......and enhances the ability of Origin and Contact to develop projects that benefit the entire Group

082-34934

The merger increases business scale and improves access to equity capital via shareholders in two markets...

Increases financial flexibility via greater liquidity in equity markets

The merged Group will have ~200,000 shareholders

S&P has advised the Group will have a BBB+ credit rating (Contact Energy currently BBB)

Increased market capitalisation



Market capitalisation (A$bn)
10
9
8
7
6
5
4
3
2
1
7.2
7.0
5.6
5.4
3.8
3.4
2.9
2.7
1.8
Contact Origin
Santos
Origin
AGL Energy
Oil Search
Contact
Alinta
AGL Infrastructure
Trustpower

Increased scale & financial flexibility



Net debt / (Net debt + Market capitalisation)
60%
50%
40%
30%
20%
10%
(10%)
AGL Infra
Alinta
Contact
Trustpower
AGL Energy
Oil Search
Origin
Santos
Contact Origin
Increased scale and improved financial flexibility
2
6
8
10
Market capitalisation (A$bn)

(a) Market capitalisations and FX as at 17 February 2006
(b) AGL market capitalisation split based on broker consensus estimates
(c) AGL net debt split per Scheme Booklet
Source: IRESS, Broker research

Origin energy

...while the increased operational and geographical diversity reduces financial risk.



Origin
Contact
ContactOrigin
Business mix
Networks 5%
Upstream 25%
Generation 32%
Retail 38%
+
Retail 15%
Generation 85%
=
Networks 4%
Upstream 19%
Generation 45%
Retail 32%
Geography
Australia 65%
New Zealand 35%
+
New Zealand 100%
=
Australia 50%
New Zealand 50%

(a) Based on EBITDA modelling
(b) Origin based on partial consolidation of Contact
(c) Contact based on 9 months to 30 June 2005 (annualised)

Source: Company information and announcements

Origin energy

Origin Energy has historically maintained a low dividend payout to gearing relative to peers

Dividend payout ratio vs gearing


R2=0.4373
GasNet
APT
Alinta
Duet
Contact
AGL
Woodside
Origin
Santos
Oil Search
160%
140%
120%
100%
80%
60%
40%
20%
0%
Payout Ratio Pre Goodwill (June 05)
-20%
-10%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
Gearing (Net Debt / Net Debt+Book Equity)

Following the merger a higher payout ratio to Origin shareholders will increase yield whilst preserving gearing to fund growth

Notes:
(a) Excludes Prime and Envestra due to negative EPS for 2005; Excludes Tap Oil as nil debt
(b) Data not adjusted for IFRS
(c) Payout ratio for LTM June 2005

Source: Company announcements, Multex, Bloomberg

Origin energy

The merger provides more options for growth and alternatives to better manage Contact's future fuel challenges


Carnarvon Basin
Perth Basin
Perth
Cooper Basin
Bowen/
Surat Basin
Brisbane
Sydney
Adelaide
Melbourne
Wellington

- Contact's growth relies primarily on new thermal generation
- Contact has a limited timeframe to identify whether more gas will be found in NZ or commit to an imported fuel strategy
- The merged business will:
  - Enhance Origin's ability to assist Contact's participation in upstream activities in NZ if additional gas sources are to be found
  - Provide a natural hedge to the "liquid price risk" implicit in an imported fuel solution
  - Allow a transitional strategy to avoid stranding capital
- Credibility of both options enhances Contact's negotiating position with existing suppliers in a short gas market

Origin energy

082-34934

Description of the DLC

- **A DLC is a merger achieved by contract**
  - Creates a single economic group in which Origin and Contact shareholders have an identical economic interest
- **The economic interests of each group of shareholders is fixed by the merger ratio at the time of entering the DLC**
- **The companies share**
  - Common board and unified management
  - Single credit pool
  - Common dividend policy
  - Combined published accounts
- **Each company retains**
  - Separate legal identity
  - Separate listing
- **The proposed DLC follows the successful models created by BHP Billiton and Rio Tinto**

DLC structure


Contact shareholders
Equalisation 1:1
Origin shareholders
Special Voting Company
Special Voting Company
DLC
Contact
Origin
DLC agreements
Common board & unified management
Cross guarantees

Origin energy

On implementing the DLC....

- **No shareholder will have to sell or exchange their shares**
- **The companies will each retain their current stock exchange listing**
  - Origin Energy will remain listed on the ASX with ticker ORG
  - Contact Energy will remain listed on the NZX with ticker CEN
- **Each share in Origin Energy and each share in Contact Energy will have**
  - One vote per share in the new combined group
  - Will receive an equal dividend per share

Directors expect the merged business to pay fully imputed/franked dividends at a payout ratio of approximately 60%

Origin energy

The merger ratio

- The merger ratio is determined by the relative economic value brought to the DLC by each company
- The merger ratio has been agreed between the companies on the basis of the market capitalisation of the two entities over the last nine months as determined by the 9 month volume weighted average share price of each company
- Given that Origin holds a 51.4% interest in Contact Energy this has resulted in a merger ratio of
  - 75.7 to Origin Shareholders
  - 24.3 to Contact shareholders
- In order to put into effect this merger ratio, certain bonus share issues will be undertaken as described in following slides, resulting in
  - Origin having 937 million shares on issue
  - Contact Energy having 301 million shares on issue
  - The combined group having 1238 million shares participating in voting and the distribution of dividends

Origin energy

Benefits to Contact Shareholders

- Contact shareholders will benefit immediately from a special dividend which will be paid by way of taxable bonus share of 7.3 shares per 100 existing shares and a dividend of NZ 5 cents per share
- Contact Directors expect to declare a final dividend for current financial year of NZ 15 cents per share (on the increased number of Contact Energy shares on issue)
- Contact shareholders have the advantage of holding shares in the merged business through a New Zealand listed company thereby retaining the benefits of dividend imputation
- Contact Energy shareholders will benefit from increased earnings per share

Origin energy

Benefits to Origin shareholders

- Origin Energy shareholders will receive a bonus issue of 18.3 shares per 100 shares currently held to give effect to the equalisation ratio
- Origin shareholders will benefit from the DLC having improved cashflows while maintaining gearing on an enlarged capital base thereby providing the merged entity with financial flexibility to fund growth
- Origin shareholders will receive an immediate and significant increase over their current dividends
- Origin Energy shareholders will receive the $A equivalent of the Contact final dividend for the current financial year

Origin energy

The ContactOrigin merger is focused on creating additional value...

- No immediate impact on operating activities of either business
- Merged group should expand job opportunities for employees
- Sydney and Wellington offices will remain
- Origin and Contact brands to be retained
- Business as usual with customers
- Ongoing commitment to communities where each company operates
- Ongoing commitment to highest levels of HSE
- Strong focus on sustainability across both businesses

Change will occur, but the merger will create better outcomes for employees, customers and the communities we serve

Origin energy

082-34934

Implementation steps

- No action is required immediately by shareholders in either country
- Shareholders will be sent explanation letters in the next week
- After due approval processes have been followed shareholders in each company will be sent a detailed Explanatory Memorandum (expected to be sent approximately three months after this announcement)
- Separate meetings of shareholders of Origin and Contact will be scheduled for approximately 4 weeks after the EM's are distributed
- Shareholders will be able to exercise their vote at this meeting
- Subject to approvals it is targeted to implement the DLC early in the new financial year

Origin energy

What will the merged business look like

- Origin Energy currently consolidates Contact Energy within its accounts
- As a guide to shareholders, Origin Energy's financial statements prior to the elimination of minorities serve as a useful starting point for the financial position of ContactOrigin. This position should then be adjusted for:
  - relocation of debt to fund the acquisition of Origin's New Zealand shareholdings. This will have a significant impact on the accounts of each company but only a minor impact on the accounts of the merged entity;
  - adoption of the new dividend policy which will result in increased distributions to shareholders;
  - incorporation of a modest level of efficiency gains; and
  - the change in the number of shares on issue.

Origin Energy

Profit & Loss

	Dec 05 ($m)	Dec 04 ($m)	% change
Revenue and other	3,008	2,291	31%
EBITDA	589	441	34%
EBIT	442	327	35%
Net interest expense	(87)	(60)	46%
Tax expense	(92)	(74)	25%
NPAT (pre OEI)	263	194	36%
Outside Equity Interests	(69)	(24)	190%
NPAT (after OEI)	194	170	14%
Basic earnings per share (cents)	25.5¢	24.6¢	4%
Free cash flow cps (cents)*	43.2¢	36.8¢	17%
ROE (half year)	7.1%	7.0%	

*Calculated on a consolidated basis

EBITDA of $589.3 million is 34% higher due to the inclusion of Contact for a full six months

Divisions	Dec 05 ($m)	Dec 04 ($m)	% change
Exploration & Production	98.7	117.7	(16%)
Retail	142.2	158.9	(10%)
Generation	43.1	29.7	45%
Networks	15.8	18.8	(16%)
Contact	289.5	115.5	151%
Total	589.3	440.6	34%

E&P: Dec-04 includes non-recurring items of $19.9m
Retail: Lower electricity volumes and margins
Generation: Higher plant availability and Mt Stuart capacity payments
Networks: Change in accounting treatment of Envestra distribution
Contact: Six months, higher wholesale electricity prices & sale of Valley Power

082-34934

Funding & Interest

Six months ended	Dec 05 ($m)	Jun 05 ($m)	Dec 04 ($m)
Net debt ($m)	2,673	2,743	2,742
Total equity ($m)	3,782	3,516	3,389
Net debt to equity (%)	71%	78%	81%
Debt to (debt + equity) (%)	41%	44%	45%
Net interest expense ($m)	87	135	53
Net interest cover (x EBIT)*	4.5	4.2	5.3
Average interest rate	7.0%	7.0%	6.6%

* including capitalised interest

- Gearing continues to be lower than expected at time of Contact acquisition
- Average interest rate consistent with Jun-05 at 7%
- Above measures ignore the following impacts of A-IFRS:
  -Fair value adjustment to debt in Dec 05
  -Interest on derivative instruments and unwinding of discounts

Operating cash flow

	Dec 05 ($m)	Dec 04 ($m)
EBITDA	589	441
Change in working capital	(9)	(38)
Stay-in-business capex (net*)	(134)	(55)
Other (incl. non-cash items)	19	18
Tax	(44)	(64)
OCAT	421	301
Net interest paid	(93)	(54)
Free cash flow	328	247

* Net of proceeds on sale

- OCAT ratio for calendar 2005 is 13.6%
- Increase in stay-in business capex primarily relates to Contact
- Dec-04 only includes three months contribution from Contact

Outlook

Profit over the first half was enhanced by a full six months contribution from Contact and an increased contribution from Generation

Assuming current market conditions prevail, earnings for the full year are expected to be 10-15% higher than the recurring A-IFRS earnings in the prior period

Origin energy

Looking further ahead, the merger provides a unique opportunity for the shareholders of both companies to benefit from the increased value arising from combining the businesses

- Will create Australasia's largest integrated energy group with a market capitalisation of A$7 billion and more than 200,000 shareholders across Australia and New Zealand
- The combined group will have total assets of A$8.8 billion, sales in excess of A$5.5 billion and EBITDA in excess of A$1 billion
- Shareholders do not have to sell or exchange their shares and get to share in the benefits of this larger entity
- Target implementation date is early in the new financial year

The proposal is recommended unanimously by the Directors of Origin Energy and the Independent Directors of Contact Energy

Origin energy

082-34934

Disclaimer

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of the announcement. This presentation should not be relied upon as a recommendation to buy or sell shares by either Origin Energy Limited or Contact Energy Limited.

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

Origin energy

Origin energy

Appendix

Interim Results Announcement
Half-year ended 31 December 2005

20 February 2006

Outline

- **Performance Highlights**
- **Financial Review**
- **Operating Review**
- **Outlook**

- All comparative data are in relation to the prior corresponding period, July - December 2004 and have been restated for A-IFRS, unless otherwise stated
- All references to $ are references to Australian dollars unless otherwise specifically marked
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy

Origin energy

Origin energy

Performance Highlights

082-34934

Financial Highlights

• Revenue and other	$3,008 million	up 31%
• EBITDA	$589 million	up 34%
• NPAT	$194 million	up 14%
• Normalised basic EPS	25.5 cps	up 11%
• Free cash flow (FCF)	$328 million	up 33%
• FCF per share	43.2 cps	up 17%
• Debt / (debt + equity)	41%	down 3%[1]
• OCAT Ratio[2]	13.6%	target 9.4%
• Interim dividend (fully franked)	9 cps	up 2 cents

(1) Compared to financial year end June 2005

(2) Calendar year 2005

Origin energy

Operating Highlights

- Increased capacity of sales gas from Spring Gully to 35 TJ/day
- Otway Gas Project on target for commissioning in June 2006
- Commissioning of the Lang Lang gas processing plant commenced in December 2005
- Seismic survey acquired over the Trefoil discovery
- Major onshore and offshore approvals received for Kupe Project with drilling planned for first half 2007
- Development plans for the proposed gas power projects in Victoria and Queensland released for public comment and formal assessment
- Ladbroke Grove Power Station operating on gas supplied from SESA pipeline
- Safety performance continues to improve

082-34934


origin energy
Financial Review

Profit & Loss

	Dec 05 ($m)	Dec 04 ($m)	% change
Revenue and other	3,008	2,291	31%
EBITDA	589	441	34%
EBIT	442	327	35%
Net interest expense	(87)	(60)	46%
Tax expense	(92)	(74)	25%
NPAT (pre OEI)	263	194	36%
Outside Equity Interests	(69)	(24)	190%
NPAT (after OEI)	194	170	14%
Basic earnings per share (cents)	25.5¢	24.6¢	4%
Free cash flow cps (cents)*	43.2¢	36.8¢	17%
ROE (half year)	7.1%	7.0%	

*Calculated on a consolidated basis

Origin energy

082-34934

EBITDA of $589.3 million is 34% higher due to the inclusion of Contact for a full six months

Divisions	Dec 05 ($m)	Dec 04 ($m)	% change
Exploration & Production	98.7	117.7	(16%)
Retail	142.2	158.9	(10%)
Generation	43.1	29.7	45%
Networks	15.8	18.8	(16%)
Contact	289.5	115.5	151%
Total	589.3	440.6	34%

E&P: Dec-04 includes non-recurring items of $19.9m
Retail: Lower electricity volumes and margins
Generation: Higher plant availability and Mt Stuart capacity payments
Networks: Change in accounting treatment of Envestra distribution
Contact: Six months, higher wholesale electricity prices & sale of Valley Power

Origin energy

A-IFRS Impact on EBIT and Profit

	Dec 05		Dec 04		Jun 05	
	EBIT $M	NPAT after Minorities $M	EBIT $M	NPAT after Minorities $M	EBIT $M	NPAT after Minorities $M
Total under A-GAAP			305	152	615	266
Total A-IFRS adjustments (pre-Successful Efforts)			31	24	54	45
Successful Efforts			(9)	(6)	(14)	(10)
Total A-IFRS adjustments			22	18	40	35
Total reported under A-IFRS	442	194	327	170	655	301
Contingent asset (Moomba claim*)			(9)	(7)	(9)	(7)
Effective interest basis for Envestra distributions received^			(3)	(5)	(5)	(6)
Total recurring under A-IFRS	442	194	315	158	641	288

* Non-recurring adjustment

^ Adjustment from 1 July 2005 following application of AASB 139 Financial Instruments

Successful Efforts

	Dec 05 $M	Dec 04 $M
EBITDA before Successful Efforts	604	455
Increase in Exploration Expense	(15)	(14)
Restated EBITDA	589	441
NPAT after Minorities before Successful Efforts	201	176
Increase in Exploration Expense	(15)	(14)
Decrease in Amortisation Expense	5	5
Decrease in Tax Expense	3	3
Restated NPAT after Minorities	194	170

Under the Policy:

- Cash flows are unchanged
- Pre-drilling exploration expenditure and costs of unsuccessful wells expensed
- Amortisation expense reduced due to $124m reduction in capitalised exploration on adoption of policy

Origin energy

AASB 139 Financial Instruments

- Comparatives for December 2004 and June 2005 are not required to be restated under AASB 139 Financial Instruments
- Net impact on profit for the December 2005 half year is small due to a number of offsetting impacts
- The impact on profit in future periods may be more volatile

Origin energy

Depreciation & Amortisation

	Dec 05 ($m)	Dec 04 ($m)
Property plant & equipment	117.5	81.3
Producing fields	29.3	27.9
Other	0.8	4.4
Total	147.6	113.6

- Increase in PPE depreciation due to full six months contribution of Contact
- Goodwill no longer amortised under A-IFRS

Funding & Interest

Six months ended	Dec 05 ($m)	Jun 05 ($m)	Dec 04 ($m)
Net debt ($m)	2,673	2,743	2,742
Total equity ($m)	3,782	3,516	3,389
Net debt to equity (%)	71%	78%	81%
Debt to (debt + equity) (%)	41%	44%	45%
Net interest expense ($m)	87	135	53
Net interest cover (x EBIT)*	4.5	4.2	5.3
Average interest rate	7.0%	7.0%	6.6%

* including capitalised interest

- Gearing continues to be lower than expected at time of Contact acquisition
- Average interest rate consistent with Jun-05 at 7%
- Above measures ignore the following impacts of A-IFRS:
  -Fair value adjustment to debt in Dec 05
  -Interest on derivative instruments and unwinding of discounts

Origin energy

Operating cash flow

	Dec 05 ($m)	Dec 04 ($m)
EBITDA	589	441
Change in working capital	(9)	(38)
Stay-in-business capex (net*)	(134)	(55)
Other (incl. non-cash items)	19	18
Tax	(44)	(64)
OCAT	421	301
Net interest paid	(93)	(54)
Free cash flow	328	247

* Net of proceeds on sale

- OCAT ratio for calendar 2005 is 13.6%
- Increase in stay-in business capex primarily relates to Contact
- Dec-04 only includes three months contribution from Contact

Origin energy

Growth capex for major development projects increased...

	Dec 05 ($m)	Dec 04 ($m)
Stay-in-business	105.5	56.4
Growth		
Exploration & Production	223.9	142.4
Retail	11.0	11.4
Generation	6.7	3.5
Networks	-	-
Contact	12.0	10.3
Total capital expenditure	359.1	224.0
Acquisitions	66.5	967.5
Capex including acquisitions	425.6	1,191.5

Origin energy

Cash flow returns from business segments are measured at pre-tax and targets of 14.3% over a full year

	Funds Employed ($m)	Operating Cash flow ($m)	OCFR Dec 05 (%)	OCFR Dec 04 (%)
			Half year returns*	
Exploration & Production	1,357	104.9	7.7%	6.3%
Retail	1,262	94.2	7.5%	11.1%
Generation	323	23.1	7.1%	7.3%
Networks	184	18.2	9.9%	10.7%
Contact	3,514	224.7	6.4%	-

* Half year returns - double to get a normalised full year return

The decline in Retail returns are driven by lower EBITDA and higher prepayments relating to electricity risk management

Origin energy

An interim fully franked dividend of 9 cents per share has been declared (prior period 7 cents fully franked)



Dividends - cents per share
18
16
14
12
10
8
6
4
2
0
Franking
100% 100% 40% 100% 100% 100%
2
5
6
7
9
FY 01 FY02 FY 03 FY 04 FY 05 FY 06
Dec half
Jun half

Payment and DRP

- Ex-dividend date 23 February
- Date of record 1 March
- Payable 20 March
- DRP to apply at no discount

Origin energy

Operating Review

Exploration & Production: EBITDA of $98.7m down 16% due to non-recurring items in 2004 ...



Total Segment Revenue & EBITDA ($m)
250
200
150
100
50
0
Dec-05
Dec-04
Revenue
EBITDA
Capex *
300
250
200
150
100
50
0
Capex ($m)

* Excludes acquisitions

- 2004 includes a $9.4m adjustment of Moomba insurance claim under A-IFRS and $10.5m benefit from CGP sale
- Total production of 39.7PJ down 8% due to shut-in of Jingemia, sale of Tubridgi, natural field decline from Katnook and Cooper Basins
- Sales revenue up 5% from higher realised prices for all commodities
- Moomba insurance claim settled
- Talinga pilot fully commissioned and purchase of 42% interest in the Argyle CSG project
- Successful efforts accounting policy adopted

... and a $11.5m Moomba insurance claim benefit was offset by production shut-in for 3 months at Jingemia due to scale problems

Development of the Otway Gas and BassGas projects progressed during the half…

Otway Gas Project (30.75%)

- Project 70% complete at 31 December 2005
- HDD 100% complete
- Installation of offshore platform jacket completed in January 2006
- Jacket piling expected to be completed in mid February 2006 with drilling to commence thereafter
- Project remains on target for commissioning in mid 2006 and will add 21 PJe to annual production

BassGas Project (42.5%)

- Acquired an additional 5% interest
- With the Safe Astoria on site, defect and rectification work has recommenced on Yolla Platform
- Start-up date for March 2006 with full production and product sales expected by the end of April 2006
- Onshore gas facility at Lang Lang complete and commissioning work has commenced

… with significantly increased contributions expected as these projects are completed

Origin energy

Coal Seam Gas developments



Queensland
Bowen Basin
Emerald
Rolleston
Denison Trough
Yellowbank
Fairview
Spring Gully
Peat
Roma
Kincora
Surat Basin
Talinga
Rockhampton
Gladstone
Bundaberg
Coral Sea
0 80 Kilometres
LEGEND
Origin permit
Origin CSG permit
Gas pipeline Origin interest
Potential gas pipeline Origin interest
Pipeline
Production facility
Proposed production facility
Toowoomba
Brisbane
Tweed Heads
NSW

- Spring Gully production increased to 35 TJ/day
- Ongoing investment in the Spring Gully project will increase capacity to 75 TJ/day in the medium term
- Acquired 42% interest in the Argyle Coal Seam Gas Project with net 2P reserves of 117 PJ in February 2006 (adjacent to Origin's Talinga pilot project)

Origin energy

082-34934

Planning and development of the Kupe Gas Project has progressed and new exploration permits secured in ...



0
250
Kilometres
Northland
Basin
Auckland
North
Island
Otahuhu B
Otahuhu A
Hamilton
Te Rapa
New Plymouth
Gisborne
Poihipi Road
Tasman
Sea
Taranaki
Basin
Taranaki
Napier
Ohaaki
Wairakei
Kupe
Nelson
Wellington
South
Island
Christchurch
Canterbury
Basin
Timaru
Clyde
Roxburgh
Dunedin
Pacific
Ocean
Map Key
Conventional natural gas
Gas pipeline
Proposed pipeline
LPG seaboard terminal
Gas capable power plant
Cogeneration plant
Hydro power plant
Gas processing plant Proposed

Kupe Gas Project (50%)

- Two new permits granted adjacent to PEP 38485
- Offshore drilling contract awarded for the development of three wells. Drilling program planned for first half 2007
- Bids for the onshore component which includes construction of the production station and pipeline have been received and are undergoing evaluation
- Final investment decision anticipated in the first half 2006, with first gas expected during 2008

... the Northland Basin make Origin and Contact holders of the largest exploration acreage position in New Zealand

Retail: EBITDA of $142.2 million down 11% due to lower electricity margins and higher customer acquisition costs...



Total Segment Revenue ($m)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Dec-05
Dec-04
EBITDA & Capex ($m)
200
180
160
140
120
100
80
60
40
20
0
Revenue
EBITDA
Capex*

*excludes acquisitions

- Segment revenue remained flat due to the impact of higher LPG and gas revenue offset by lower electricity revenue
- LPG revenue up 9% (pass-through of higher purchase costs and marginal increase in volume)
- Margin 3% lower (NG up 9%, electricity down 9% and LPG down 1%)
- Customer numbers up 2% (+39,000)
- Associated with the increase in customers are higher acquisition costs

Origin energy

082-34934

Gas and LPG volumes slightly higher however electricity volumes down ...

Product information and % change from Dec 04	Natural Gas	Electricity	LPG
Revenue (A$m)	460 (+1%)	843 (-3%)	277 (+9%)
Gross margin (A$m)	85 (+9%)	139 (-9%)	73 (-1%)
Sales (PJ)	62 (+1%)	-	-
Sales (TWh)	-	7.8 (-5%)	-
LPG (Ktonnes)	-	-	267 (+1%)
Total sales (PJe)	62 (+1%)	28 (-5%)	13 (+1%)
Customers ('000)	904 (-2%)	909 (+6%)	290 (+2%)

... with electricity gross margins also impacted by land tax charges of $8.8m not incurred in the prior period

Origin energy

The contract market has softened in the short term but strengthened in longer dates


Victorian Spot and Forward Contract Electricity Prices
$/MWh
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
-$5
Jun 00
Aug 00
Nov 00
Feb 01
May 01
Aug 01
Nov 01
Feb 02
May 02
Aug 02
Nov 02
Feb 03
May 03
Aug 03
Nov 03
Feb 04
May 04
Aug 04
Nov 04
Feb 05
May 05
Aug 05
Nov 05
FY05/06
FY06/07
FY07/08
FY08/09
Forward curve June 05 (purple)
End Jun 04 Forward Curve (Aqua)
End Dec 05 Forward Curve (Black)
Monthly Average Spot Price
Rolling 365 day Average Spot Price
2001 Historical Forward Price
2002 Historical Forward Price
2003 Historical Forward Price
2004 Historical Forward Price
2005 Historical Forward Price
2006 Historical Forward Price
2007 Historical Forward Price
2008 Historical Forward Price
Cal Contract Premium (1 yr lag) vs Cal Spot Avg

Origin energy

082-34934

Customer numbers increased by 39,000 since December 2004...



Mass Market Churn: Completed & Pending
% Churn: Monthly data annualised
60%
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
VIC Elec
Vic Gas
NSW Elec
NSW Gas
SA Elec
SA Gas
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05

Customers ('000)	Natural Gas	Electricity
Dec-04	918	856
Dec-05	904	909
Net Change	(14)	53

-Continued to expand into NSW & SA markets with 25k new customers

-VIC electricity remains competitive with losses to franchise and new market retailers

... resulting in higher customer acquisition costs

 Source: Various websites including Nemmco, Gasmarketco & Company Information

Origin energy

Warmer temperatures and continued high LPG prices has curtailed contributions ...

Average International Propane Price (CP)



Propane price ($A)
900
800
700
600
500
400
300
200
100
0
Jul-04
Jan-05
Jul-05
Jul-Dec-04
A$534
Jan-Jun-05
A$503
Jul-Dec-05
A$615

- Cost of LPG (CP) averaged A$615/tonne over period (increase of 15% on prior year) and 27% on 3 year average
- Warmer climatic conditions stifled domestic consumption offset by higher industry demand
- Pacific business increased contributions by 10% through realisation of growth initiatives

... with stable cost to serve year on year

Origin energy

Generation: EBITDA of $43.1 million up 45% from higher capacity payment and higher plant availability


Total Segment Revenue & EBITDA ($m)
80
70
60
50
40
30
20
10
0
Dec-05
Dec-04
25
20
15
10
5
0
Capex ($m)
Revenue
EBITDA
Capex*

* excludes acquisitions

- Ladbroke Grove converted to operate on gas supplied from SESA
- Higher capacity payment from Mt Stuart
- Sale of option to Challicum Hills wind farm
- Development approvals for Spring Gully and Mortlake power projects lodged
- REDI grant awarded for the development of SLIVER technology and also to Geodynamics Limited

Origin energy

Exceeded all contracted and market targets with the exception of Bulwer Island and Ladbroke Grove ...

Major Origin Power Plants	Origin Int. %	Capacity MW	Type	Operation	Availability	Contracting Party
Worsley	50	120	Cogen	Base	98%	Western Power & Worsley
Bulwer Is.	50	32	Cogen	Base	91%	BP
Osborne	50	180	Cogen	Base	98%	NRG Flinders & Penrice
OneSteel*	100	8	Cogen	Base	0%	OneSteel
Mt Stuart	100	288	OCGT	Peak	97%	Enertrade
Quarantine	100	96	OCGT	Peak	97%	Origin Retail
Ladbroke	100	80	OCGT	Base/Int	58%	Origin Retail
Roma	100	74	OCGT	Peak	98%	Origin Retail

... with lower Ladbroke Grove availability due to the conversion of generators to operate on gas supplied from the SESA pipeline

*Sold 19 August 2005

Origin energy

Networks: EBITDA of $15.8 million down 16% due to change in accounting treatment of the Envestra distribution


Total Segment Revenue & EBITDA ($m)
90
80
70
60
50
40
30
20
10
0
Dec-05
Dec-04
0.6
0.5
0.4
0.3
0.2
0.1
0.0
Capex ($m)
Revenue
EBITDA
Capex*

* excludes acquisitions

- Sales revenue in line with prior period
- Distribution from Envestra unchanged however accounting treatment has changed
- Consumers connected increased by 11,600 but milder weather resulted in lower gas throughput
- Around 170km of new mains laid, and 60km of existing mains replaced
- Strong performance by Coliban water joint venture

Origin energy

Contact: EBITDA of $289.5 million up 151% ...


Total Segment Revenue ($m)
1200
1000
800
600
400
200
0
Dec-05
Dec-04
350
300
250
200
150
100
50
0
EBITDA & Capex ($m)
Revenue
EBITDA
Capex*

* excludes acquisitions

- Completed acquisition of 51.4% interest on 1 October 2004. Results for Dec-05 includes full six months compared to three months in Dec-04
- Sale of Valley Power peaker station in Victoria added $31m to EBITDA
- Results driven by higher wholesale electricity prices, resulting from increased thermal generation

... and has contributed NPAT of $32 million in the six months (excludes Valley Power sale)

Origin energy

Outlook

Outlook

Profit over the first half was enhanced by a full six months contribution from Contact and an increased contribution from Generation

Assuming current market conditions prevail, earnings for the full year are expected to be 10-15% higher than the recurring A-IFRS earnings in the prior period

Origin energy

For more information:

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre

Origin energy


Origin
energy

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	16 March 2006
From	Bill Hundy	Pages	2
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non-operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

16 March 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Operated Wells

Newstead 10

Well type:	Gas Injection (onshore)	
Location:	Surat Basin, Queensland (PL 27)	
	Approximately 22 kilometres southeast of the Kincora Gas Plant.	
	Latitude: 27° 11' 0.76" S	
	Longitude: 148° 53' 22.21" E	
Initial Interests:	Origin Energy CSG Ltd*	64.0%
	Angari Pty Ltd*	4.5%
	Oil Investments Ltd*	19.0%
	Santos QNT Pty Ltd	12.5%
	**a wholly owned subsidiary of Origin Energy Limited*	
Objective:	Primary target: Basal Evergreen Sandstone	
	Proposed total depth: 1479.1 metres (RT)	
Progress and Status:	Commenced drilling on 13 March 2006 with the Century 7 drilling rig. Set 244 millimetre (9 5/8 inch) surface casing at 208 metres. Drilled 216 millimetre (8 ½ inch) hole to 875 metres. At 08:00 EST the operations at the well were drilling ahead at 875 metres in the Gubberamunda Sandstone.	
	Progress for the week was 875 metres.	

Non Operated Wells

There are no significant non operated wells to be reported.

For further information contact:
Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

Origin energy

RECEIVED
2006 APR -5 A 11:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	20 March 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Dividend Reinvestment Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

1/1

4Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,850,933
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$6.900030
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Dividend Reinvestment Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 March 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	794,032,258	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,936,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

082-34934

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 20 March 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

RECEIVED

2006 APR -6 A 11:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	21 March 2006
From	Bill Hundy	Pages	3
Subject	**SHAREHOLDER CORRESPONDENCE**		

In accordance with Listing Rule 3.17 please find attached Origin Energy's Half Yearly Report to Shareholders for the Half Year Ended 31 December 2005, which will be sent to shareholders today. The report is also available on Origin's website www.originenergy.com.au in the Investor Centre.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Half-year in brief

- Basic earnings per share 25.5 cents, up 4%
- Dividend of 9 cents per share fully franked to be paid on 20 March 2006
- Dividend reinvestment plan to apply with no discount

Cover: The Spring Gully coal seam gas development in central Queensland commenced production in June 2005.



55
90
126
170
194
'01
'02
'03
'04
'05

Net profit after tax ($m)

$193.7 million, up 14%

Glossary

A-IFRS Australian equivalents to International Financial Reporting Standards.

EBITDA Earnings before interest, tax, depreciation and amortisation

Operating Cash Flow After Tax (OCAT) Ratio
EBITDA
less change in working capital
less net stay-in-business capital expenditure
less tax paid
divided by average funds employed

Successful efforts accounting Under this policy all expenditure associated with exploration geoscience studies, seismic exploration and unsuccessful exploration wells is expensed. Previously such expenditure may have been capitalised and carried forward.

Shareholding enquiries
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

Telephone 1300 664 446
e-mail registrars@linkmarketservices.com.au
Web site www.linkmarketservices.com.au

Other enquiries
Company Secretary
Origin Energy Limited
GPO Box 5376
Sydney NSW 2001

Telephone (02) 8345 5000
e-mail investor.relations@originenergy.com.au
Web site www.originenergy.com.au

Origin Energy Limited
ABN 30 000 051 696

Origin energy



Half Yearly Report to Shareholders

For the half-year ended 31 December 2005

Origin energy

Financial highlights

Six months to 31 December	2005 ($m)	2004 ($m)	Change %
Sales revenue and other income	3,008	2,291	31%
EBITDA	589.3	440.6	34%
Net profit after tax	193.7	169.8	14%
Free cash flow	328	247	33%
Capital expenditure	426	1,192	(64%)
Normalised earnings per share[1]	25.5 cents	23.0 cents	11%
Basic earnings per share	25.5 cents	24.6 cents	4%
Net debt/capitalisation	41%	45%	
OCAT/funds employed (calendar year)[2]	13.6%	13.6%	

[1] Assuming rights issue occurred on 1 October 2004.
[2] Calculated over calendar year 2005.

Earnings before interest, tax, depreciation and amortisation (EBITDA)

Six months to 31 December	2005 ($m)	2004 ($m)	Change %
Exploration & Production	98.7	117.7	(16)
Retail	142.2	158.9	(11)
Generation	43.1	29.7	45
Networks	15.8	18.8	(16)
Contact Energy*	289.5	115.5	151
Total	589.3	440.6	34

* 100 per cent of Contact Energy's EBITDA is included in the consolidated statement of financial performance.

Performance and growth



1,237
1,670
1,846
2,291
3,008
'01
'02
'03
'04
'05

Sales revenue and other income ($m)

$3,008 million, up 31%



193
256
306
441
589
'01
'02
'03
'04
'05

EBITDA ($m)

$589.3 million, up 34%

Dear Shareholders,

On 20 February we announced a net profit after tax for the six months to 31 December 2005 of $193.7 million, a 14 per cent increase on 2004.

The consolidation of Contact Energy's results for a full six-months (compared with three months for 2004) and a greater contribution from Generation contributed to the improved result.

Sales revenue and other income increased 31% to $3,008 million from $2,291 million in the prior corresponding period, while EBITDA increased 34% to $589 million from $441 million.

Dividends

Shareholders at the record date of 1 March 2006 will receive a fully franked nine-cent-per-share interim dividend on 20 March (up from seven cents for the last half of 2005).

Employees, health and safety

Our number of employees increased by 205 (total 3,357) during the half-year, mostly for the Spring Gully, Kupe and BassGas projects.

It is pleasing that during this period of growth we reduced our lost-time injury frequency rate from 2.7 at 31 December 2004 to 2.5 at 31 December 2005, and our combined medical-treatment and lost-time injuries rate from 20.4 to 19.6.

Outlook

Due to our adoption of 'successful efforts' accounting for exploration activities, our 2004 recurring earnings have been restated from $299 million to $288 million for the year ended 30 June 2005. Given this adjustment, your directors continue to expect that full-year earnings will exceed last years restated earnings base under A-IFRS by 10-15%.

On 20 February Origin Energy and Contact Energy announced a proposal to merge to create Australasia's largest integrated energy group. A dual-listed structure, with a common board and unified management team, will enable the companies to be run as one business – ContactOrigin. In the coming months you will receive more information about the proposed merger, which is subject to regulatory, court and shareholder approval.

Kevin McCann
Chairman

Grant King
Managing Director

Operations Review

Exploration and Production



EBITDA was down $19 million to $98.7 million. The reduction was largely due to non-recurring items impacting the result for December 2004. These included the sale of the Carpentaria pipeline ($10.5 million) and recognition of the proceeds from the Moomba insurance claim ($9.4 million) which was required by the adoption of A-IFRS.

Total production for the half of 39.7 PJe was 8% lower however, higher prices realised for all commodities offset these lower production levels, leading to a 5.4% increase in total sales revenue to $214 million (including intersegmental sales).

In central Queensland the Spring Gully coal seam gas development commenced production in June 2005. Production capacity will increase as the facility ramps up to service contracts with AGL, Queensland Alumina and Incitec Pivot over the next two years.

Progress continues on the BassGas Project with commissioning of the onshore plant, which is scheduled to receive raw gas during March 2006. Full production is expected during April, adding more than 8 petajoules of gas and 730,000 barrels of condensate and LPG to our annual production.

Steady progress continues at the Woodside-operated Otway Gas Project with production scheduled to begin in mid-2006, adding 18 petajoules of gas and some 500,000 barrels of condensate and LPG to our annual production.

A decision on the Kupe Gas Project is expected in the first half of 2006. If the development proceeds, we expect gas delivery to begin during 2008, and to add 10 petajoules of gas and some 1,000,000 barrels of condensate and LPG to our annual production.

Retail



Retail's EBITDA was down 11% to $142.2 million. Higher natural gas and LPG sales offset a five per cent fall in electricity volumes, due to milder weather. Modestly higher prices balanced marginally lower volumes. A tighter wholesale electricity market and higher LPG prices increased our costs by one per cent, while an additional land tax charge in Victoria of $8.8 million was incurred. Consequently, our gross margin from product sales fell three per cent.

The EBITDA margin decreased from 9.9 to 8.8 per cent reflecting a decrease in higher-margin electricity sales and tight LPG margins.

Customer numbers were significantly higher (1,813,000) than 2004 (1,774,000). Customer churn remains significant at around 20 per cent per annum. We lost gas customers in South Australia and gained higher-margin customers in Victoria. Electricity customers lost in Victoria were offset by gains in New South Wales and South Australia. Costs associated with increased customer acquisition and retention programs were expensed without consequent reduction in EBITDA.

Generation



EBITDA increased 45% to $43.1 million due to higher supplementary capacity payments and lower operating costs at Mount Stuart Power Station (+$5.3 million), higher earnings from the Osborne *Cogeneration Plant (+$2.6 million)* and selling a purchase option in the Challicum Hills Wind Farm (+$2.4 million).

Life-extending capital works at the Roma Power Station and the connection of a new gas supply to Ladbroke Grove Power Station, reduced depreciation and amortisation charges by 12 per cent to $10.8 million. Consequently EBIT increased 85% from $17.5 million to $32.3 million.

Power station developments

In late 2005, we *released public environmental effects and impact* statements for projects at Mortlake, Victoria and Spring Gully, Queensland.

Final investment decisions for both projects are expected to be made by late 2006.

Renewables

At our SLIVER photovoltaic demonstration plant in South Australia we continued development of 70 Watt and larger modules. In December 2005, we were awarded a $5 million Renewable Energy Development Initiative grant to help develop our SLIVER technology.

Networks



EBITDA of $15.8 million represented a 16% decrease on the prior corresponding period while EBIT decreased by $2.7 million or 15% to $15.4 million.

The recognition of distributions from Envestra on an effective interest basis reduced the amount of the distributions recorded as profit by $3 million.

Contributions from our asset management business and SEA Gas Pipeline were essentially unchanged.

Total natural gas connections for gas networks under management increased by 1.2 per cent to 958,000.

The joint venture between Origin Energy and United Utilities, which manages the assets of Coliban Water in Victoria, met or exceeded all key performance targets.

Contact Energy



Origin Energy's half-year result for 2004 included a three-month contribution from Contact Energy, whereas the 2005 half-year included a full six-month contribution.

EBITDA* was $289.5 million and EBIT was $226.5 million. This compares with $115.5 million EBITDA and $85.7 million EBIT in the prior corresponding period. As well as reflecting the addition of a strong September quarter to the result, the half-year also benefited from the sale of the Valley Power generator in Victoria for a profit of $31 million recorded in EBITDA and EBIT.

After recognising outside equity interests, deducting Origin Energy funding expenses of $33.1 million (before tax), and excluding the one-off Valley Power sale, Contact Energy contributed $32 million to Origin Energy's net profit after tax. This compares to $12 million for 2004.

* 100 per cent of Contact Energy's adjusted EBITDA converted to A$

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	21 March 2006
From	Bill Hundy	Pages	13
Subject	**APPENDIX 3Y NOTICES**		

Please find attached Appendix 3Y - Change of Director's Interest Notices for:

- B G Beeren
- J R Williams
- T Bourne
- C B Carter
- G A King
- H M Nugent

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Beeren
Date of last notice	27 February 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Starlay Pty Ltd • Enersist Pty Ltd • The Beeren Foundation Account • Origin Energy Non-Executive Directors' Share Plan • Contact Energy Non-Executive Directors' Share Scheme
Date of change	20 March 2006
No. of securities held prior to change	480,091 Ordinary Fully Paid Origin Energy Shares held directly 72,264 Ordinary Fully Paid Origin Energy Shares held indirectly 800,000 Origin Energy Limited Options held directly 1,032 Ordinary Fully Paid Contact Energy Shares held indirectly
Class	Ordinary

+ See chapter 19 for defined terms.

Number acquired	2,065
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.99 per share
No. of securities held after change	480,091 Ordinary Fully Paid Origin Energy Shares held directly 74,329 Ordinary Fully Paid Origin Energy Shares held indirectly 800,000 Origin Energy Limited Options held directly 1,032 Ordinary Fully Paid Contact Energy Shares held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to the Origin Energy Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Roland Williams
Date of last notice	27 September 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan
Date of change	20 March 2006
No. of securities held prior to change	20,793 Ordinary Fully Paid Shares held directly 10,650 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	2,215
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	143 shares @ $6.900030 per share 2,072 shares @ $6.99 per share
No. of securities held after change	20,936 Ordinary Fully Paid Shares held 12,722 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan and Purchase of securities pursuant to Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ORIGIN ENERGY LIMITED**
ABN	**30 000 051 696**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Bourne
Date of last notice	27 September 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan
Date of change	20 March 2006
No. of securities held prior to change	26,873 Ordinary Fully Paid Shares held directly 9,195 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	2,282
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	472 shares @ $6.900030 per share 1,810 shares @ $6.99 per share
No. of securities held after change	27,345 Ordinary Fully Paid Shares held directly 11,005 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

082-34934

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan and Purchase of securities pursuant to Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ORIGIN ENERGY LIMITED**
ABN	**30 000 051 696**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Colin B Carter
Date of last notice	27 September 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Colangie Nominees Pty Ltd – Colin Carter a Director • Origin Energy Non-Executive Directors' Share Plan
Date of change	20 March 2006
No. of securities held prior to change	6,396 Ordinary Fully Paid Shares held directly 22,418 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	2,144
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	377 shares @ $6.900030 per share 1,767 shares @ $6.99 per share

+ See chapter 19 for defined terms.

082-34934

No. of securities held after change	6,596 Ordinary Fully Paid Shares held directly 24,362 Ordinary Fully Paid Shares held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan and Purchase of securities pursuant to Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grant A King
Date of last notice	27 September 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Austrust G A King Private Superannuation Fund • Fabco Investments Pty Limited
Date of change	20 March 2006
No. of securities held prior to change	33,123 Ordinary Fully Paid Shares held directly 208,846 Ordinary Fully Paid Shares held indirectly 2,250,000 Origin Energy Limited Options held directly
Class	Ordinary
Number acquired	2,800
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.900030 per share

+ See chapter 19 for defined terms.

No. of securities held after change	33,556 Ordinary Fully Paid Shares held directly 211,213 Ordinary Fully Paid Shares held indirectly 2,250,000 Origin Energy Limited Options held directly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	27 September 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan
Date of change	20 March 2006
No. of securities held prior to change	2,668 Ordinary Fully Paid Shares held directly 9,280 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	2,098
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	157 shares @ $6.900030 per share 1,941 shares @ $6.99 per share
No. of securities held after change	2,825 Ordinary Fully Paid Shares held directly 11,221 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan and Purchase of securities pursuant to Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	22 March 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	90,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.396826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 March 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	794,122,258	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,846,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

082-34934

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 22 March 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

082-34934

RECEIVED
2006 APR -6 A 11:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	23 March 2006
From	Bill Hundy	Pages	3
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non-operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

23 March 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Operated Wells

Newstead 10

Well type: Gas Injection (onshore)

Location: Surat Basin, Queensland (PL 27)

Approximately 130 metres northeast of the Newstead 2 well.

Latitude: 27° 11' 0.76" S
Longitude: 148° 53' 22.21" E

Initial Interests:

Origin Energy CSG Ltd*	64.0%
Angari Pty Ltd*	4.5%
Oil Investments Ltd*	19.0%
Santos QNT Pty Ltd	12.5%

*a wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Basal Evergreen Sandstone
Proposed total depth: 1,479.1 metres (RT)

Progress and Status:

Commenced drilling on 13 March 2006 with the Century 7 drilling rig. Set 244 millimetre (9-5/8 inch) surface casing at 208 metres. Drilled 216 millimetre (8-½ inch) hole to 1,499 metres. Well was cased with 140 mm (5-½ inch) production casing as a future basal Evergreen sandstone gas injector. The rig was released on 19 March 2006 and moved to drill the Newstead 11 gas injector well.

Progress for the week was 624 metres.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

Newstead 11

Well type:	Gas Injection (onshore)
Location:	Surat Basin, Queensland (PL 27) Approximately 190 metres southwest of the Newstead 1 well. Latitude: 27° 10' 53.02" S Longitude: 148° 53' 48.47" E
Initial Interests:	Origin Energy CSG Ltd* 64.0% Angari Pty Ltd* 4.5% Oil Investments Ltd* 19.0% Santos QNT Pty Ltd 12.5% *a wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Basal Evergreen Sandstone Proposed total depth: 1,491 metres (RT)
Progress and Status:	Commenced drilling on 22 March 2006 with the Century 7 drilling rig. Drilled 311 millimetre (12-1/4 inch) hole to 210 metres. At 08:00 EST the operations at the well were pulling out of the hole prior to running 244 millimetre (9-5/8 inch) surface casing. Progress for the week was 210 metres.

Non-Operated Wells

There are no significant non-operated wells to be reported.

For further information contact:
Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	24 March 2006
From	Bill Hundy	Pages	3
Subject	**Origin announces preferred tenderer for Kupe production station**		

For your information please find attached a media release regarding the Kupe Gas project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

24 March 2006

Origin announces preferred tenderer for Kupe production station

Origin Energy Resources (Kupe) Limited ("Origin"), as operator of the Kupe Gas Project in New Zealand, has awarded 'preferred tenderer' status to Technip Oceania Pty Ltd for the construction of the onshore gas production station.

The appointment of Technip as preferred tenderer will enable more detailed discussions to take place as required to finalise commercial arrangements.

"The appointment of Technip as preferred tenderer is an important step towards reaching a final investment decision on the project," said Origin's Executive General Manager for Major Development Projects, Andrew Stock.

Based in Perth, Western Australia, and Kuala Lumpur Malaysia, Technip Oceania provides engineering and construction management services in the Asia Pacific region.

Meanwhile, the Joint Venture Parties continue to evaluate bids for the offshore components of the project.

The Kupe Joint Venture is yet to make a final investment decision on the project. That decision remains timed for the first half of 2006. The project schedule calls for commercial gas and liquids production to commence during 2008.

ENDS

Participants are:

Origin Energy Resources (Kupe) Limited*	50% (Operator)
Genesis Energy	31%
New Zealand Oil & Gas Limited	15%
Mitsui E&P New Zealand Limited	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:

Media:
Tony Wood
General Manager, Public & Government Affairs
Origin Energy
Tel: +61 3 9652 5506
Mobile: +61 419 642 098
Email: tony.wood@originenergy.com.au

Registered Office: Origin Energy Resources (Kupe) Limited (N.Z.C.N 849221) • 12 Waione Street, Petone, New Zealand • Telephone 0800 493 397 • Facsimile +644 568 7140 www.originenergykupe.co.nz
Project Office: Origin Energy Resources Limited • Level 21, 360 Elizabeth Street, Melbourne, VIC 3000 • GPO Box 186, Melbourne, VIC 3000 • Telephone +613 9652 5555 • Facsimile +613 9639 5902 www.originenergy.com.au

082-34934

Origin energy

Investors:

Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

About Origin Energy: With a history dating back 140 years, Origin Energy is a major Australian integrated energy company focused on gas and oil exploration and production, energy retailing, power generation and utility network management. Origin seeks to find, develop and produce gas and oil reserves strategically located close to energy markets and existing infrastructure. Its exploration portfolio in New Zealand includes acreage in the Taranaki, Northland and Canterbury Basins. Origin's interest and operatorship of the Kupe Field is an example of the company's efforts to secure and develop new producing assets in the region.

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	29 March 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.396826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 March 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	794,147,258	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**14,821,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 29 March 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	31 March 2006
From	Bill Hundy	Pages	3
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non-operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

31 March 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Newstead 11

Well type: Gas Injection (onshore)

Location: Surat Basin, Queensland (PL 27)

Approximately 190 metres southwest of the Newstead 1 well.

Latitude: 27° 10' 53.02" S
Longitude: 148° 53' 48.47" E

Initial Interests:

Origin Energy CSG Ltd*	64.0%
Angari Pty Ltd*	4.5%
Oil Investments Ltd*	19.0%
Santos QNT Pty Ltd	12.5%

*a wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Basal Evergreen Sandstone
Proposed total depth: 1491 metres (RT)

Progress and Status:

Commenced drilling on 22 March 2006 with the Century 7 drilling rig. Set 244 millimetre (9-5/8 inch) surface casing at 210 metres. Drilled 216 millimetre (8-1/2 inch) hole to 1,508 metres. The well was cased with 140 mm (5-1/2 inch) production casing as a future basal Evergreen sandstone gas injector. The rig was released on 28 March 2006 and is currently being moved to drill the Ogilvie Creek 1 gas exploration well in ATP 375P.

A gas show of up to 826 units was recorded in inferred fair to good reservoir quality sandstones of the basal Moolayember Formation over the interval 1,469 to 1,472 metres. This show will be evaluated in cased hole at a later stage.

Progress for the week was 1,298 metres.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

Non-Operated Wells

There are no significant non-operated wells to be reported.

For further information contact:
Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	31 March 2006
From	Bill Hundy	Pages	2
Subject	**MAUI GAS PROPOSED SALE**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

31 March 2006

MAUI GAS PROPOSED SALE

Contact has received advice from Maui Developments Limited (MDL) as agent of the Maui Mining Companies[1] that it intends to offer further gas for sale from within the Maui licence area.

The proposed sale will be subject to the Right of First Refusal (ROFR) arrangements contained within the revised Maui gas contracting arrangements signed in 2004. Under these arrangements, MDL can offer gas to the market for sale on commercial terms, and Contact has the right to acquire up to 61.63% of any gas offered on such terms.

MDL has advised that as at 1 January 2006, the further gas available for sale is assessed to be in excess of 200 PJ. MDL has advised an intention to undertake a ROFR sales process in 2006 in respect of this gas.

Contact's Chief Executive David Hunt said "Contact has always expected that further gas would become available from within the Maui licence area, and it is pleasing that the Maui Mining Companies are now commencing steps to market additional gas."

"While we welcome this development, it is important to emphasise that 200PJ of gas is equivalent to less than two years of New Zealand's gas demand."

"Contact will carefully evaluate the opportunity to acquire additional gas offered under the proposed ROFR sale. Contact's ability to effectively use ROFR gas offered will be heavily dependent on the profile under which it will be delivered, and the terms of supply. At this point, MDL has not advised the likely terms that will apply for this gas."

"We are also conscious that Contact's existing firm gas entitlements can largely meet the company's core needs until 2010 based on present estimates of gas use. However, Contact's firm gas entitlements fall sharply from that date."

"While the potential to acquire additional gas through this ROFR process is positive, it will not of itself address the longer term fuel challenges faced by Contact".

Ends

For further information

Pattrick Smellie
Corporate Communications Manager
(04) 462 1189.
(021) 588 203
Email: pattrick.smellie@contact-energy.co.nz

[1] Shell, OMV and Todd.

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	31 March 2006
From	Bill Hundy	Pages	3
Subject	**CONTACT ENERGY NEW CEO APPOINTED**		

Origin Energy today announced the appointment of David Baldwin to a senior executive role. Mr Baldwin will be seconded to the position of Chief Executive Officer of Contact Energy Limited commencing 1 May 2006.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Attached is a copy of the announcement made by Contact Energy to the New Zealand Stock Exchange today.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

31st March 2006

CONTACT ANNOUNCES NEW CHIEF EXECUTIVE

Contact's Chairman, Mr Grant King, today announced that the Board will appoint Mr David Baldwin as the company's new Chief Executive Officer.

Mr Baldwin is a New Zealander who grew up in the South Island, graduated from Canterbury University with an engineering degree and from Victoria University with an MBA and has since had a highly successful international career in the energy industry.

"We are delighted to be able to fill this important role with someone of Mr Baldwin's international experience and calibre" said Grant King.

Mr Baldwin is currently based in Hong Kong where he oversees the energy asset interests of Ritchie Capital, a US investment fund with approximately $5 billion of assets under management.

Prior to his current role, Mr Baldwin spent eight years with MidAmerican Energy Holdings, an international energy company with around 17,000 MW of generation capacity, and serving over 6 million gas and electricity customers.

Between 1998 and 2004 Mr Baldwin was responsible for MidAmerican's operations in the Philippines, which included three geothermal plants and a combined hydro-electric and irrigation development. In 2004 he transferred to MidAmerican's US headquarters, where he assumed responsibility for the firm's global development and acquisition initiatives, which included public and private utilities, LNG projects, gas storage and transmission assets.

Mr Baldwin began his career as a project engineer in New Zealand with Shell, which he joined in 1986. He also spent a period with SouthPac Corporation, the merchant banking arm of National Bank of New Zealand.

Mr Baldwin will assume the role of Chief Executive on a secondment basis from Origin Energy, Contact's majority shareholder. During the term of the secondment, Contact will reimburse Origin for the cost of Mr Baldwin's salary and other employment benefits. These comprise fixed compensation of $650,000 pa and variable compensation up to a maximum of 110% of fixed pay in a mix of short and long term incentives.

Mr Baldwin will take up the position from 1st May 2006.

"Mr Baldwin's qualifications and experience make him ideally suited to the challenges that Contact face in the years ahead" said Grant King.

Contact:

Pattrick Smellie
Corporate Communications Manager
Contact Energy
64 4 4621189
64 21 588203

082-34934

DAVID BALDWIN

After completing his bachelor of engineering (chemical and process) from the University of Canterbury in 1985, Mr. Baldwin joined Shell in Wellington as a project engineer at the company's surfactant manufacturing complex in Petone where his responsibilities included the development of a surfactant additives facility and undertaking projects on the company's existing facilities. In 1989, Mr. Baldwin relocated to Shell's global headquarters in The Hague, the Netherlands, where he worked on the development of large-scale petrochemical projects. His assignment in the Netherlands continued in 1991 when he was posted as an Assistant Section Head at Shell's Pernis manufacturing complex near Rotterdam. While he was at Pernis Mr. Baldwin's responsibilities included overseeing the operations of three petrochemical facilities.

Mr. Baldwin attended Victoria University in 1993 to undertake a master of business administration. Following completion in 1994, he joined SouthPac Corporation, the then merchant banking arm of the National Bank of New Zealand, as a manager responsible for economic and risk analyses in support of merger and acquisition opportunities for the firm's energy clients. In early 1995, Mr. Baldwin was seconded to AsiaPower Developments, a joint venture between SouthPac and Brierley Investments, and relocated to Jakarta, Indonesia, to manage the development of a geothermal power project for AsiaPower. In 1997, Mr. Baldwin joined CalEnergy International, an affiliate of MidAmerican Energy Holdings Company, in Indonesia as vice president development, where he was responsible for new business and project development in Asia, including supporting the development and construction of CalEnergy's six geothermal power projects located in Indonesia and the Philippines. In May 1998, Mr. Baldwin relocated to Manila, Philippines, as president of MidAmerican's Philippine business which, in addition to 550 MW of geothermal power, included the development and construction of the US$650 million Casecnan multipurpose irrigation and hydroelectric power project. Mr. Baldwin left the Philippines in 2004 to take up an assignment as senior vice president with responsibility for global development and acquisitions including public and private utilities, LNG projects, gas storage and transmission assets in MidAmerican's Omaha, Nebraska, headquarters.

Mr. Baldwin left MidAmerican in mid-2005 to join the Chicago-based alternative investment fund, Ritchie Capital, at the firm's Hong Kong office. From September 2005, Mr. Baldwin was responsible for a team of investment managers involved in the development, acquisition and oversight of US$800 million of private equity investments in the energy sector in the Americas and Asia.

Mr. Baldwin is married with two children.

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	3 April 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.396826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 March 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	794,187,258	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**14,781,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

082-34934

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 3 April 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.